MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT is dated for reference the 17th day of June, 2009.

BETWEEN:

INFOGEO SERVIÇOS E LOCAÇÕES LTDA, a corporation duly organized pursuant to the laws of Brazil and having an office at Alameda da Princesas 570, sala 2, Bairro São Luis, Belo Horizonte, Minas Gerais, 31275-180, Brazil.

(the “Optionor”)

AND:
ENTOURAGE MINING LTD., a company duly incorporated pursuant to the laws of the Province of British Columbia, Canada, and having an office situated at Suite 614 – 475 Howe Street, Vancouver, BC V6C 2B3

(the “Optionee”)

WHEREAS:

(A)             The Optionor is the registered and beneficial owner of certain mineral licenses, claims, concessions or reservations ( for convenience herein collectively “mineral claims”), and all mining leases and other mining rights and interests derived from any such mineral claims, situated in Goias State, Brazil known as the “Pires Do Rio Property” group of mineral claims, the specific description of such mineral claims and respective ownership interests are attached hereto as Schedule “A” (and herein called the “Property”);

(B)            The Optionor has agreed to grant an exclusive option to the Optionee to acquire up to a 100% undivided interest in and to the Property by paying certain consideration and by incurring certain exploration Expenditures as set forth herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements as set out herein, the parties agree as follows:

PART 1
DEFINITIONS

1.1            Definitions. In this Agreement, except as otherwise expressly provided or as the context otherwise requires,

(a)            “Area of Common Interest” means the area lying within five kilometres of the perimeter of the Property (for greater clarity, as increased by §2.6);

(b)            “Business Day” means a day that is not a Saturday, Sunday or statutory holiday in the Province of British Columbia;

(c)            “DNPM” means the Departamento Nacional de Produção Mineral of Brazil; (d) “Effective Date” means the of this Agreement; (e) “Expenditure Options” has the meaning set out in §2.1(a);

(f)            “Exploration Expenditures” means all expenditures on the exploration and development of the Property, and other costs and expenses which directly benefit the Property with respect to the exploration of the Property;

(g)            “Final Report” means the exploration report to be filed and approved by the DNPM in respect of the Property, the contents of which establish the existence of a resource that is technically and economically recoverable;

(h)            “Garimpo” means the small artisanal mine located to the north of the Property; (i) “Initial Payment” means the amount set out in item (a)(i) of Schedule B; (j) “Milestone” has the meaning set out in §2.2(a); (k) “mineral claim” has the meaning set forth in Recital (A) above;

(l)            “Option” means the exclusive right herein granted by the Optionor to the Optionee to permit the Optionee to acquire up to a 100% undivided right, title and interest in the Property, consisting of the Expenditure Options and the Purchase Options;

(m)            “Option Period” means the period from the date above written on page one to and including the earliest of

(i)	the date of the full exercise of the Option,

(ii)	the termination hereof pursuant to Part 7, and

(iii)	in respect of the Expenditure Options only, January 16, 2012.

(n)            “Optionee Shares” means common shares in the capital of the Optionee;

(o)            “Property” has the meaning set out in Recital (A) above as expanded by §2.6, and includes all Property Rights thereto;

(p)            “Property Rights” means all licenses, permits, easements, rights-of-way, surface or water rights, mineral claims and other rights, approvals obtained by either of the parties either before or after the date of this Agreement and necessary or desirable for the development of the Property, or for the purpose of placing the Property into production or continuing production therefrom;

(q)            “Purchase Options” has the meaning set out in §2.1(b);

(r)            “Schedules” means the documents attached hereto as follows:

(i)	Schedule A – Mineral Claims Comprising the Property
(ii)	Schedule B – Option Milestones

1.2            Interpretation. In this Agreement,

(a)            definitions given in this Article and elsewhere in this Agreement will apply equally to both the singular and plural forms of the terms defined and to the male, female and neuter genders,

(b)            a reference to a party will include its successors and permitted assigns,

(c)            the insertion of headings in this Agreement is for convenience of reference only and will not affect the construction or interpretation of this Agreement, and

(d)            the word “or” does not imply an exclusive relationship between the matters being connected and the word “including” is not intended to limit in any fashion the matter being described (whether or not followed by a phrase such as “without limitation” or “but not limited to”).

PART 2
GRANT AND EXERCISE OF OPTION

2.1            Grant of Options. The Optionor hereby grants to the Optionee the sole and exclusive right and option, subject to the terms of this Agreement, to earn up to a 100% undivided interest in the Property free and clear of all liens, charges and encumbrances, as follows:

(a)            up to 75% of an interest in the Property as set out on Schedule B (the “Expenditure Options”),

(b)            up to 20% of an interest in the Property, by way of the Optionee paying to the Optionor USD$1,000,000 for each 5% increment of an interest in the Property (each a “Purchase Option”), subject to §2.3, and

(c)            5% of an interest in the Property, by way of the Optionee paying to the Optionor USD$2,000,000 the final 5% increment of an interest in the Property (a “Purchase Option”), subject to §2.3.

2.2            Exercise of Expenditure Options. For greater clarity,

(a)            upon meeting the milestones set out in Schedule B with respect to each Expenditure Option, (each a “Milestone”), the Optionee will receive the corresponding interest in the Property in the second column of the table on Schedule B, free and clear of all liens, charges and encumbrances as set out in §(e),

(b)            the percentages listed in the second column of Schedule B refer to the percentage of the Property as a whole,

(c)            if the Optionee spends, in respect of any Milestones that require an amount of Exploration Expenditures,

(i)            less than the specified amount of Exploration Expenditures, it may pay to the Optionor the difference between the amount it actually spent and the specified sum before the expiry of that period in full satisfaction of the Exploration Expenditures to be incurred, or

(ii)            more than the specified amount of Exploration Expenditures, the excess will be carried forward and applied to the Exploration Expenditures to be incurred in succeeding milestones,

(d)            the Optionee may, in its sole discretion, at any time accelerate the payment of the consideration and incur the Exploration Expenditures on the Property in respect of each Milestone to exercise the Option and thereby earlier acquire its interest in the Property corresponding to such Milestone, and

(e)            if and when each Milestone has been achieved, the corresponding right, title and interest indicated in Schedule B in and to the Property will thereupon vest in the Optionee, free and clear of all liens, charges, encumbrances and claims. If and when all of the Milestones have been achieved and all of the Purchase Options have been exercised, a 100% undivided right, title and interest in and to the Property will thereupon have vested in the Optionee, free and clear of all liens, charges, encumbrances and claims.

2.3            Prerequisite for Purchase Options. The Optionee may only exercise the Purchase Options after the submission of a substantively valid and reasonable Final Report to DNPM or achieves 75% JV interest in the Property by expending USD$1,000,000 (Third Target).

2.4            Property Conveyance Documents. The Optionor will, forthwith after the exercise of the Option, any Expenditure Option or any Purchase Option by the Optionee, deliver to the Optionee duly executed transfers of the Property in the form required under the laws of Brazil to transfer the interest in the Property acquired by the Optionors.

2.5            Right of Entry. Throughout the Option Period, the directors and officers of the Optionee and its servants, agents and independent contractors, will have the sole and exclusive right in respect of the Property to

(a)            enter thereon,

(b)            have exclusive and quiet possession thereof,

(c)            do such prospecting, exploration, development or other mining work thereon and thereunder as the Optionee in its sole discretion may determine advisable,

(d)            bring upon and erect upon the Property buildings, plant, machinery and equipment as the Optionee may deem advisable, and

(e)            remove therefrom and dispose of reasonable quantities of ores, mineral and metals for the purpose of obtaining assays or making other tests.

2.6            Additional Property. The Property forming part of the Option will be deemed to include

(a)            any property or Property Rights acquired by either the Optionee or the Optionor within the Area of Common Interest, and

(b)            any property or Property Rights acquired by either the Optionee or the Optionor in the Garimpo

(each, in this §2.6, “Additional Property”), and, for greater clarity, without additional consideration from either party,

(c)            if such Additional Property is acquired by the Optionee, an interest in such Additional Property equal to the pro rata interest held by the Optionor in the other Property at termination of this Agreement will be transferred by the Optionee to the Optionor on termination of this Agreement without additional cost, and

(d)            if such Additional Property is acquired by the Optionors, an interest in such Additional Property equal to the pro rata interest then held by the Optionee will be transferred by the Optionor to the Optionee upon the acquisition of such Additional Property, and the remaining interest in such Additional Property will form part of the then unexpired Option.

PART 3
REPRESENTATIONS, WARRANTIES AND COVENANTS OF OPTIONOR

3.1            Representations, Warranties and Covenants. The Optionor covenants, represents and warrants to the Optionee that

(a)            it is now, and will be throughout the Option Period, the registered and beneficial owner of all of the mineral claims comprising the Property, free and clear of all liens, charges and claims of others and no taxes, royalties or lease payments or like amounts are due in respect of any of the mineral claims, and the mineral claims comprised in the Property have been duly and validly located and recorded pursuant to the applicable mining laws of Brazil, and are in good standing in the office of the relevant government mining recording office on the date hereof and until the dates set opposite the respective names thereof in Schedule A,

(b)            there is no adverse claim or challenge against or to the ownership of or title to any of the mineral claims comprising the Property, nor to the knowledge of the Optionor is there any basis therefor, and the Optionor will promptly notify the Optionee if it becomes aware of same,

(c)            there are no, and throughout the Option Period will not be any, outstanding agreements or options to acquire or purchase the Property or any portion thereof except for this Option Agreement, and no person other than the Optionor and the Optionee, pursuant to the provisions hereof, has, or will have during the Option Period, any royalty or other interest whatsoever in production from any of the mineral claims comprising the Property,

(d)            no third party consent of any kind is required by the Optionor to enter into this Agreement and grant the Option contemplated hereby,

(e)            on execution hereof, the Optionor will deliver or cause to be delivered to the Optionee true and accurate copies of all available maps and other documents and technical data in its possession respecting the Property,

(f)            all maps, documents and technical data that have been, to date, provided to the Optionee on behalf of the Optionor in connection with the Property are true and correct in all material respects and do not fail to disclose anything that ought reasonably to have been disclosed about the Property, including information that could materially affect the Option the Property in an adverse manner,

(g)            the execution and delivery of this Agreement and the agreements contemplated hereby by the Optionor will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto, and

(h)            this Agreement constitutes a legal, valid and binding obligation of the Optionor under both Brazilian and British Columbia law.

3.2            Reliance. The Optionor acknowledges and confirms that the Optionee is relying on the foregoing representations and warranties in the entering into this Agreement.

3.3            Survival. The representations and warranties contained in §3.1 are provided for the exclusive benefit of the Optionee, and a breach of any one or more thereof may be waived by the Optionee in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty; and the representations and warranties contained in §3.1 will survive the execution hereof and continue throughout the Option Period and for two years thereafter.

PART 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF OPTIONEE

4.1            Representations, Warranties and Covenants. The Optionee represents, warrants and covenants to the Optionor that

(a)            it has been duly incorporated and validly exists as a corporation in good standing under the laws of British Columbia and will obtain such necessary registrations as are necessary to explore and hold legal interests in mining properties in Brazil in the event that the Option is exercised;

(b)            neither the execution and delivery of this Agreement by the Optionee nor the performance by the Optionee of its obligations hereunder conflicts with the Optionee’s constating documents or any agreement to which it is bound;

(c)            the execution, delivery and performance by the Optionee of this Agreement and any other agreement or instrument to be executed and delivered by it hereunder and the consummation by it of all the transactions contemplated hereby and thereby have been duly authorised by all necessary corporate action on the part of the Optionee;

(d)            each of this Agreement and any other agreement or instrument to be executed and delivered by the Optionee hereunder constitutes a legal, valid and binding obligation of the Optionee enforceable against it in accordance with its terms;

(e)            excepting only as otherwise disclosed herein, the Optionee is not subject to, or a party to, any charter or by–law restriction, any law, any claim, any encumbrance or any other restriction of any kind or character which would prevent consummation of the transaction contemplated by this Agreement or any other agreement or instrument to be executed and delivered by the Optionee hereunder;

(f)            it is, and during the Option Period it will be, a reporting issuer under the Securities Act (British Columbia); and

(g)            with respect to any Optionee Shares issued to the Optionor or its nominee,

(i)            such Optionee Shares will, at the time of delivery, be duly authorized and validly allotted and issued as fully paid and non-assessable free of any liens, charges or encumbrances, and

(ii)            on the issuance the certificate or certificates representing the Optionee Shares, every consent, approval, authorization, order or agreement of the any regulating authority that is required for the issuance of the Optionee Shares, as applicable, and the delivery to the Optionor or its nominee of such certificate or certificates to be valid will have been obtained and will be in effect.

4.2            Reliance. The Optionee acknowledges and confirms that the Optionor is relying on the foregoing representations and warranties in the entering into this Agreement.

4.3            Survival. The representations and warranties contained in §4.1 are provided for the exclusive benefit of the Optionor and a breach of any one or more thereof may be waived by the Optionor in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty; and the representations and warranties contained in §4.1 will survive the execution hereof and continue throughout the Option Period.

PART 5
OBLIGATIONS OF OPTIONEE DURING OPTION PERIOD

5.1            Payments. The Optionee will,

(a)            within 45 days of the execution of this Agreement, the Optionee will complete payment of the Initial Payment to the Optionor (or its nominee) as set out in Schedule A, and

(b)            unless the Optionee has terminated this Agreement as set out in §7.2, the Optionee will pay to the Optionor (or its nominee) USD$10,000 within 30 days of DNPM granting a new exploration license contiguous with the Property, which covers the Garimpo, upon which the Garimpo will be included in the Property pursuant to §2.6.

5.2            Ongoing Obligations. During the Option Period, the Optionee will

(a)            maintain in good standing those mineral claims comprised in the Property by the payment of fees, taxes and rentals and the performance of all other actions and in order to keep such mineral claims free and clear of all liens and other charges arising from the Optionee’s activities thereon except those at the time contested in good faith by the Optionee,

(b)            permit the directors, officers, employees and designated consultants of the Optionor, at their own risk, access to the Property at all reasonable times, and providing the Optionor agrees to indemnify the Optionee against and to save the Optionee harmless from all costs, claims, liabilities and expenses that the Optionee may incur or suffer as a result of any injury (including injury causing death) to any director, officer, employee or designated consultant of the Optionor while on the Property,

(c)            deliver to the Optionor on or before each twelve month period of this Agreement, a report (including up-to-date maps if there are any) describing the results of work done since the last such report, together with reasonable details of Exploration Expenditures made,

(d)            do all work on the Property in a good and workmanlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any governmental authority, and

(e)            indemnify and save the Optionors harmless in respect of any and all costs, claims, liabilities and expenses arising out of the Optionee’s activities on the Property and, without limiting the generality of the foregoing will, during the currency of this Agreement, cause any of its independent contractors to carry not less than $1 million in third party liability insurance in respect of their operations conducted on the Property on behalf of the Optionee, such insurance to be for the benefit of the Optionee and the Optionors; provided that neither the Optionee nor its independent contractors will incur any obligation thereunder in respect of claims arising or damages suffered after termination of the Option if upon termination of the Option any workings on or improvements to the Property made by the Optionee are left in as safe a condition as existed on the date hereof.

PART 6
SURRENDER AND ACQUISITION OF PROPERTY INTERESTS BEFORE
TERMINATION OF AGREEMENT

6.1            Right. The Optionee may, during the Option Period, elect to abandon any one or more of the mineral claims comprised in the Property by giving notice to the Optionor of such intention by giving notice in writing.

6.2            Optionor Election. For a period of thirty days after the date of delivery of such notice the Optionor may elect to retain any or all of the mineral claims in respect of which such notice has been given.

6.3            Procedure of Election. Any mineral claims so retained, if in good standing at the date hereof or if the Optionee causes the same to be placed in good standing after the date hereof, will be in good standing for at least twelve months. If the Optionor fails to make request to retain any mineral claims as aforesaid within such 30-day period, the Optionee may then abandon such mineral claim without further notice to the Optionor. Upon any such transfer or abandonment the mineral claims so abandoned will for all purposes of this Agreement cease to form part of the Property.

PART 7
DEFAULT AND TERMINATION

7.1            Termination upon Default. If at any time during the Option Period either party fails to perform any obligation hereunder or any representation or warranty given by it proves to be untrue (such party being the “defaulting party”), then the other party (the “non-defaulting party”) may terminate this Agreement (without prejudice to any other rights it may have) providing

(a)            it first gives to the party allegedly in default a notice of default containing particulars of the obligation which such has not performed, or the warranty breached,

(b)            the defaulting party does not dispute the default within ten days of such notice,

(c)            if it is reasonably possible to cure the default without irreparable harm to the non-defaulting party, the defaulting party does not, within thirty days after delivery of such notice of default, cure such default by appropriate payment or commence to correct such default and diligently prosecute the matter until it is corrected, and

(d)            the non-defaulting party may not advance or defend a claim on the basis that it is not reasonably possible to cure the default without irreparable harm to the non-defaulting party unless the non-defaulting party stated the same within the notice given under §7.1(a) .

7.2            Termination by Optionee. The Optionee may at any time terminate this Option by giving notice of termination to the Optionor and will thereupon be relieved of any further obligations in connection herewith but will remain liable for obligations which have accrued to the date of notice.

7.3            Obligations upon Termination. If the Option is terminated otherwise than upon the exercise thereof pursuant to Part 2, the Optionee will

(a)            leave in good standing for a period of at least twelve months from the termination of the Option Period those mineral claims comprised in the Property that are in good standing on the date hereof and any other mineral claims comprised in the Property that the Optionee acquires after the date hereof, and

(b)            deliver at no cost to the Optionor within ninety days of such termination copies of all reports, maps, assay results and other relevant technical data compiled by or in the possession of the Optionee with respect to the Property and not theretofore furnished to the Optionor.

7.4            Optionee Post-Termination Rights. Notwithstanding termination of the Option, the Optionee will have the right, within a period of ninety days following the end of the Option Period, to remove from the Property all buildings, plant, equipment, machinery, tools, appliances and supplies which have been brought upon the Property by or on behalf of the Optionee.

PART 8
FORMATION OF JOINT VENTURE

8.1            Establishing a Joint Venture. Upon the earlier of

(a)            the Optionee acquiring a 75% interest in the Property by virtue of having completed all of the Milestones pursuant to the Expenditure Options, or

(b)            the termination of this Agreement where the Optionee has acquired either a 40% interest in the Property by completing the First Target in Schedule B, or a 60% interest in the Property by completing the Second Target in Schedule B.

two representatives from each of the parties will form a joint venture committee and will regularly meet and negotiate so that the parties enter into a joint venture agreement on terms mutually agreed upon between them, subject to §8.2.

8.2            Terms of Joint Venture. Without establishing a joint venture in this Agreement, unless otherwise agreed by the joint venture committee referred to in §8.1, the parties agree that the joint venture agreement referred to in §8.1 will include the following provisions:

(a)            the Optionee and the Optionor will share in the Exploration Expenditures on a pro rata basis based on the interests in the Property held by them from time to time, provided that if a party that fails to pay its portion of the Exploration Expenditures, the other party may pay the defaulting party’s portion in exchange for an interest in the Property equal to the quotient obtained by dividing such Exploration Expenditures by the combined value of Exploration Expenditures on the Property by the Optionor and Optionee, and

(b)            if this Agreement has terminated, the Optionee and the Optionor will grant to each other a right of first refusal to acquire its interest in the Property on terms no less favourable than those offered by a bona fide third party purchaser.

(c)            If either the Optionee or Optionor intends to sell its earned interest or any part thereof, the other party will have the option to share in proceeds of the sale on a pro rata basis based on their interests in the Property at the time of the sale.

For clarity and for the purposes of this Agreement, the Optionor is deemed to have spent USD$500,000 prior to the signing of this Agreement.

8.3            Absence of Joint Venture Agreement. In the absence of a formal joint venture agreement as set out in §8.1, the parties will conduct themselves in accordance with §8.2 if any of the conditions of §8.1 are met.

     PART 9
ARBITRATION

9.1            Disputes. All questions or matters in dispute with respect to the interpretation of this agreement will, insofar as lawfully possible, be submitted to arbitration pursuant to the terms hereof using “final offer” arbitration procedures.

9.2            Condition. Before any party submits any matter to arbitration pursuant to the provisions hereof, the party intending to refer any matter to arbitration must have given not less than ten days’ prior written notice of its intention so to do to the other party together with particulars of the matter in dispute. On the expiration of such ten days, the party who gave such notice may proceed to commence procedure in furtherance of arbitration as provided in this Part 9.

9.3            Process. The party desiring arbitration (“First Party”) will nominate in writing three proposed arbitrators, and will notify the other party (“Second Party”) of such nominees, and the other party will, within ten days after receiving such notice, either choose one of the three or recommend three nominees of its own. All nominees of either party must hold accreditation as either a lawyer, accountant or mining engineer. If the First Party fails to choose one of the Second Party’s nominees then all six names will be placed into a hat and one name will be randomly chosen by the president of the First Party and that person if he/she is prepared to act will be the nominee.

9.4            Arbitrating Body. Except as specifically otherwise provided in this Part 9 the arbitration herein provided for will be conducted in accordance with the Guidelines of the Arbitration Center of the Brazil-Canada Chamber of Commerce in accordance with its Guidelines, in the City of Belo Horizonte, Brasil, and will be fully conducted in the English Language. The parties will thereupon each be obligated to proffer to the arbitrator within twenty-one days of his/her appointment a proposed written solution to the dispute and the arbitrator will within ten days of receiving such proposals choose one of them without altering it except with the consent of both parties.

9.5            Costs. The expense of the arbitration will be paid as specified in the award.

9.6            Binding Option. The parties may agree that the award of the arbitrator will be final and binding upon each of them.

PART 10
GENERAL

10.1            Confidentiality. No information furnished by the Optionee to the Optionor hereunder in respect of the activities carried out on the Property by the Optionee, will be published or made public by the Optionor in any manner whatsoever without the written consent of the Optionee, but such consent in respect of the reporting of factual data will not be unreasonably withheld, and will not be withheld in respect of information required to be publicly disclosed pursuant to applicable securities or corporate laws. This provision will terminate three years after the termination of the Option.

10.2            Assignment. The Optionee may assign all or part of its obligations under this Option Agreement during the Option Period to a third party (the “Assignee”) with consent of the Optionor, such consent not to be unreasonably withheld, conditioned or delayed, providing also that the Assignee agrees to execute an acknowledgement to be bound by the terms hereof insofar as the Optionor’s rights hereunder are concerned.

10.3            Force Majeure. If the Optionee is at any time during the Option Period either prevented or delayed in complying with the Exploration Expenditure requirement provisions of this Agreement in Part 2 by reason of strikes, walk–outs, labour shortages, power shortages, fuel shortages, fires, wars, acts of God, governmental regulations restricting normal operations, shipping delays or any other reason or reasons beyond the control of the Optionee (and for greater certainty excluding factors related to a lack of funding) (each, in this §10.3, a “Force Majeure Event”), the time limited for the performance by the Optionee of its obligations hereunder will be extended by a period of time equal in length to the period of each such prevention or delay. The Optionee will, within seven days of it becoming aware of a Force Majeure Event give notice to the Optionor of such Force Majeure Event and, upon cessation of such Force Majeure Event, will furnish the Optionor with notice to that effect together with particulars of the number of days by which the obligations of the Optionee hereunder have been extended by virtue of such Force Majeure Event and all preceding Force Majeure Events.

10.4            Notice. Each notice, demand or other communication required or permitted to be given under this Agreement will be in writing and will be sent by personal delivery, fax or prepaid registered mail to the addresses of the parties written on page 1. The date of receipt of such notice, demand or other communication, if given by registered mail, will be deemed conclusively to be the third Business Day after having been so mailed (except in the case of interruption of postal services for any reason whatever, in which case the date of receipt will be the date on which the notice, demand or other communication is actually received by the addressee) and, if delivered by personal delivery during business hours (being the hours during which the recipient is customarily open for business) on that same Business Day. Faxed notices to Optionee should be sent to (604) 669-4368, and faxed notices to Optionor should be sent to Fax number- 55-31-34 41 43 48, in each case with a copy to follow by regular mail. Either party may at any time and from time to time notify the other party in writing of a change of address and the new address to which notice will be given to it thereafter until further change.

10.5            Entire Agreement. This Agreement is the entire agreement, and will supersede and replace any other agreement or arrangement, whether oral or written, heretofore existing between the Optionor and Optionee in respect of the subject matter of this Agreement. No modification, alteration or waiver of the terms herein contained will be binding unless the same is in writing, dated subsequently hereto, and fully executed by the Parties.

10.6            Consents and Waivers. No consent or waiver expressed or implied by either party in respect of any breach or default by the other in the performance of such other of its obligations hereunder will be deemed or construed to be a consent to or a waiver of any other breach or default.

10.7            Further Acts. The parties will promptly execute or cause to be executed all documents, deeds, conveyances and other instruments of further assurance which may be reasonably necessary or advisable to carry out fully the intent of this Agreement or to record wherever appropriate the respective interests from time to time of the parties in the Property.

10.8            Enurement. This Agreement will enure to the benefit of and be binding upon the parties and their respective successors and assigns, subject to the conditions hereof.

10.9            Governing Law. This Agreement will be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. This agreement is to be construed as an option only and nothing herein will obligate the Optionee to do anything or pay any amount except where expressly herein provided.

10.10            Relationship. Nothing herein will constitute or be taken to constitute the Parties as partners or create any fiduciary relationship between them.

10.11            Counterparts. This Agreement may be executed in counterpart and by facsimile.

IN WITNESS WHEREOF this Option Agreement has been executed on behalf of the Optionor and the Optionee by their duly authorized officers on the day and year first above written.

ENTOURAGE MINING LTD.

Per: “Gregory Kennedy”
           Authorized Signatory

INFOGEO SERVIÇOS E LOCAÇÕES LTDA.

Per: “Oscar`Yokoi”
           Authorized Signatory

SCHEDULE “A”—MINERAL CLAIMS COMPRISING THE PROPERTY

Claim	Titleholder	Location	Size (Ha)	Substance	Exploration Permit
860.714/2006	Optionor	Ipameri, Goiás	1,000.00	Gold	#7278, expiring July 25, 2009
860.715/2006	Optionor	Ipameri, Goiás	2,000.00	Gold	#7279, expiring July 25, 2009
860.085/2007	Optionor	Campo Alegre de Goiás, Goiás and Ipameri, Goiás	1,935.32	Gold	#2484, expiring April 16, 2010
860.086/2007	Optionor	Campo Alegre de Goiás, Goiás and Ipameri, Goiás	1,611.80	Gold	#2485, expiring April 16, 2010
860.087/2007	Optionor	Campo Alegre de Goiás, Goiás and Ipameri, Goiás	1,954.52	Gold	#2768, expiring April 16, 2010

SCHEDULE B—EXPENDITURE OPTION MILESTONES

The following table sets out the milestones by which the Optionee may obtain up to a 75% interest in the Property pursuant to the Expenditure Options:

Milestone		Property % Earned

(a)	“Initial Milestone” consisting of the following events:	40%

	(i) the Optionee paying to the Optionor (or its nominee) USD $50,000 as follows (the “Initial Payment”): (A) USD$25,000 within seven days of the execution of this Agreement, and (B) USD$25,000 within 45 days of the execution of this Agreement; and

	(ii) the Optionee expending not less than USD$300,000 (the “First Target”) in Exploration Expenditures on the Property on or before January16, 2010.

(b)	“Second Milestone” consisting of the following events:	20%

	(i) the Optionee paying USD$100,000 to the Optionor (or its nominee) on or before January 16, 2010, and	(60% total)

	(ii) the Optionee expending not less than USD$300,000 (less the amount by which any Exploration Expenditures pursuant to item (a)(ii) of the Initial Milestone exceeded the First Target) (the “Second Target”) in Exploration Expenditures on the Property between January 17, 2010 and January 16, 2011, inclusive.

(c)	“Third Milestone” consisting of the following events:	15%

	(i) the Optionee issuing to the Optionor (or its nominee) 100,000 Optionee Shares on or before January 16, 2011 (subject to any regulatory approvals required), and	(75% total)

	(ii) Optionee having spent, by January 16, 2012: sufficient funds to complete and submit the Final Report by January 16, 2012, or has spent an additional USD $1,000,000 of Exploration Expenditures (any excess of $1,000,000 to be apportioned as outlined in 8.2(a))(less the amount by which any Exploration Expenditures pursuant to item (b)(ii) of the Second Milestone exceeded the Second Target) (the “Third Target”).
	TOTAL	75%